UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD

Specialized Disclosure Report

Velo3D, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-39757
(State or other jurisdiction of incorporation)	(Commission file number)

2710 Lakeview Court,
Fremont,	California	94538
(Address of principal executive offices)		(Zip code)
Bradley Kreger, Interim Chief Executive Officer
(408) 610-3915
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _______.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

A copy of Velo3D, Inc.’s Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at https://ir.velo3d.com/.

Item 1.02 Exhibit

As specified in Section 3, Item 3.01 of this Form SD, Velo3D, Inc. is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this report.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable

Section 3 – Exhibits

Item 3.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit Number	Description
1.01	Conflict Minerals Report for the reporting period from January 1, 2023 to December 31, 2023 as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Velo3D, Inc.

Date:	May 31, 2024	By:	/s/ Bradley Kreger
		Name:	Bradley Kreger
		Title:	Interim Chief Executive Officer